October 4, 2013

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QTS Realty Trust, Inc.

  Registration Statement on Form S-11 (SEC File No. 333-190675)

Dear Mr. Kluck:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of QTS Realty Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on October 8, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between September 26, 2013 and October 8, 2013 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 26, 2013 (the “Preliminary Prospectus”):

No. of Copies
Institutions	4,161
Others	2,138
Total	6,299

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

GOLDMAN, SACHS & CO. JEFFERIES LLC

By: GOLDMAN, SACHS & CO.

By	/s/ Adam T. Greene
Name:	Adam T. Greene
Title:	Vice President

By: JEFFERIES LLC

By	/s/ Michael Judlowe
Name:	Michael Judlowe
Title:	Managing Director – ECM

For themselves and as Representatives of the other Underwriters named in Schedule I of the Underwriting Agreement.

(QTS Realty Trust, Inc. – Underwriters’ Acceleration Request)